UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robinson

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2014, amends and supplements the Schedule 14D-9 filed with the SEC on January 9, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tufco Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 9, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”) at a purchase price of $6.07 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto at the end of the sub-section titled “—Certain Litigation”:

“Following the filing of the Company’s Schedule 14D-9, two lawsuits were filed by plaintiffs who allegedly hold Shares, suing on behalf of themselves and on behalf of an alleged class of the Company’s public stockholders. Both of these putative class action complaints have been filed in the Court of Chancery of the State of Delaware, under the following captions: Bodenstein v. Tufco Technologies, Inc., et al., Civil Action No. CA9245, filed January 13, 2014 (the “Bodenstein Complaint”) and Wilkinson v. Tufco Technologies, Inc., et al., Civil Action No. CA9251, filed January 14, 2014 (the “Wilkinson Complaint” and, together with the Bodenstein Complaint, the “Complaints”).

Both Complaints name as defendants the Company, members of the Company’s Board (the “Individual Defendants”), Griffin Holdings, Parent and Purchaser. The Wilkinson Complaint also names as defendant Bradford. In each case, the plaintiffs generally allege that the Individual Defendants (and in the Wilkinson Complaint, Bradford) breached their fiduciary duties by failing to maximize shareholder value in agreeing to a sale price that is unfair considering the Company’s growth prospects and by agreeing to terms in the Merger Agreement that favor Purchaser, deter alternative bids and effectively prohibit the Company’s public shareholders from having a voice in whether to accept the transaction. The Complaints also generally allege that the Schedule 14D-9 in the form filed by the Company on January 9, 2014, failed to fully and fairly disclose certain material information and/or provided materially misleading information concerning the proposed transaction. The Complaints further generally allege that Griffin Holdings, Parent and Purchaser knowingly aided and abetted the purported breaches of such fiduciary duties by the other defendants. The relief sought in both of these Complaints includes, among other things, an award of unspecified damages, rescission (to the extent the proposed transaction has already been consummated), and the payment of attorneys’ fees and costs. In addition, the plaintiffs in the Wilkinson Complaint also seek an injunction prohibiting consummation of the proposed transaction.

The Company, Parent and Purchaser believe the plaintiffs’ allegations in each of these Complaints lack merit and intend to vigorously defend the claims raised in the lawsuits. The foregoing description is qualified in its entirety by reference to the Complaints, which are filed as Exhibits (e)(16) and (e)(17) and are incorporated herein by reference.

On January 16, 2014, the plaintiffs in the Complaints filed an unopposed motion to consolidate the putative class actions. Also on January 16, 2014, the plaintiffs in the Wilkinson Complaint filed motions for preliminary injunction and expedited proceedings.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(e)(16)	Verified Class Action Complaint, dated January 13, 2014 (Kenneth Bodenstein v. Tufco Technologies, Inc., et al.)

(e)(17)	Verified Class Action Complaint, dated January 14, 2014 (Jack Wilkinson v. Tufco Technologies, Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 14D-9 is true, complete and correct.

TUFCO TECHNOLOGIES, INC.

Dated: January 17, 2014	By:	/s/ James F. Robinson
	Name:	James F. Robinson
	Title:	President and Chief Executive Officer

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